UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ELSTER GROUP SE

(Name of Subject Company)

ELSTER GROUP SE

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 per share

American Depositary Shares, each representing

one-fourth of one Ordinary Share

(Title of Class of Securities)

D24648 103
290348 101

(CUSIP Number of Class of Securities)

John D. Bluth

Elster Solutions, LLC

208 South Rogers Lane

Raleigh, NC 27610-2144

+1 (919) 212-4700

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Thomas Preute
Allen & Overy LLP	Chief Legal Officer
1221 Avenue of the Americas	Elster Group SE
New York, New York 10020	Frankenstrasse 362
+1 (212) 610-6300	45133 Essen, Germany
+49 201 54 58 0

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Schedule 14D-9 contains the following documents relating to the proposed acquisition of Elster Group SE (the "Company") by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 ("Bidder"), an indirect wholly-owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4760364 ("Melrose"), pursuant to the Investment Agreement dated June 29, 2012, by and among the Company, Melrose, and Bidder:

1.	Press Release issued by the Company, dated June 29, 2012;

2.	Form of Letter from the Company to Suppliers, dated June 29, 2012;

3.	Form of Letter from the Company to Customers, dated June 29, 2012; and

4.	E-mail from Simon Beresford-Wylie, Chief Executive Officer of the Company, dated June 29, 2012, sent to all employees of the Company.

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1.	Press Release issued by the Company, dated June 29, 2012

Press release

MELROSE PLC TO ACQUIRE ELSTER GROUP SE

ESSEN, Germany, June 29, 2012 - Elster Group SE (NYSE: ELT) today announced that it has entered into a definitive agreement with Melrose PLC, pursuant to which a wholly-owned subsidiary of Melrose PLC would offer to acquire all outstanding American Depositary Shares of Elster (ADSs, each of which represents one-fourth of one ordinary share of Elster (Share)), for $20.50 per ADS in cash (the ADS Offer Price) and all Shares for $82.00 per Share in cash, representing an aggregate value for all outstanding ADSs and Shares of approximately $2.3 billion.

The Administrative Board of Elster has unanimously approved the transaction. Elster has been informed by its largest shareholder, Rembrandt Holdings S.A., that Rembrandt has agreed to tender the 17,412,069 Shares owned by it and the 531,025 ADSs owned by its wholly-owned subsidiary (collectively representing approximately 62 percent of the outstanding share capital of Elster) into the offer.

The ADS Offer Price represents a 48.6 percent premium over the closing price on June 11, the last day prior to press speculation that Rembrandt was considering a sale of its Elster holding, and a 45.6 percent premium over the one month volume weighted average price per ADS as of the same date.

The transaction will be funded by a fully underwritten rights issue by Melrose that is expected to raise approximately £1.2 billion as well as by an acquisition tranche of £0.25 billion under a new term and revolving credit facility of Melrose.

The closing of the tender offer is conditional, among other things, on holders of Shares and ADSs tendering at least 75 percent of the outstanding share capital of Elster, approval of the acquisition of Elster by the shareholders of Melrose at a general meeting, admission of the Melrose rights issue shares to the premium segment of the UK Financial Services Authority’s Official List and to trading on the main market of the London Stock Exchange, and clearances by relevant regulatory authorities. The transaction is expected to close in the third quarter of 2012.

“This transaction will consolidate ownership of Elster and deliver value to current stakeholders,” said Simon Beresford-Wylie, chief executive officer of Elster.

“Melrose has a proven track record of enhancing the value of the companies it acquires and is committed to supporting Elster’s outstanding employees and management team in executing its plan to capitalize on the growth we see in the sector,” Beresford-Wylie added.

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Following the closing of the tender offer, Elster expects to continue operating as an independent business with an Administrative Board that reflects the new ownership structure post completion of the tender offer and with Melrose chief executive Simon Peckham and current Elster chief legal officer Thomas Preute as managing directors. Following the closing of the tender offer, Beresford-Wylie and Elster chief financial officer (CFO) Rainer Beaujean plan to pursue other opportunities outside of the company, and Melrose CFO Geoff Martin will serve as CFO of Elster.

About Elster

Elster (NYSE: ELT) is one of the world’s largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services – key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications.

For more information about Elster, please visit www.elster.com.

Investors:

John Bluth, Elster Investor Relations and Corporate Communications

+1 919 250 5425, john.bluth@elster.com

Ron Botoff, Elster Investor Relations

+1 919 212 4857, ron.botoff@elster.com

Media:

Rainer Mueller-Mueffelmann, Elster Corporate Communications - International

+49 6134 605 213, rainer.mueller-mueffelmann@elster.com

Noreen Pratscher, Elster Corporate Communications – North America

+1 919 212 4858, noreen.pratscher@elster.com

Additional information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Elster Shares and ADSs described in this announcement (the Offer) has not commenced. At the time the Offer is commenced, Melrose and Mintford AG, an indirect wholly-owned subsidiary of Melrose, will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the SEC), and Elster will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer.

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The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by Melrose, Mintford AG or Elster with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.

The Schedule 14D-9 Solicitation/Recommendation Statement and related materials, when they are filed with the SEC, may be obtained for free by directing such requests to Elster, Attention: Investor Relations, 208 S. Rogers Lane, Raleigh, NC 27610, +1 919 250 5595. No securities of Melrose have been or will be registered under the U.S. Securities Act of 1933 and no securities of Melrose may be offered or sold in the United States absent registration or an exemption from registration thereunder. There will be no public offering of any securities of Melrose in the United States.

This release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future operations, products and services, and the anticipated structure of Elster, composition of its Administrative Board, and role of its key executives following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key Elster employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of Melrose and Elster to achieve anticipated goals of the proposed transaction and other risks detailed in Elster's SEC filings, including those discussed in Elster's annual report on Form 20-F for the year ended December 31, 2011 and Elster's report of results for the quarter ended March 31, 2012 furnished on Form 6-K, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. Elster is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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2.	Form of Letter from the Company to Suppliers, dated June 29, 2012

Form of Elster Supplier Letter

Dated June 29, 2012

Dear [SUPPLIER]:

Earlier today, Elster and Melrose PLC announced that they have reached agreement on acquisition terms, under which Melrose PLC will purchase all outstanding shares of Elster. As a valued Elster supplier, I want to assure you that while this transaction proceeds, our company will continue to operate as it ordinarily does, and you should not expect any change in our relationship. Your Elster contact person will remain the same.

We know you share our mission in ensuring that Elster customers receive the best service and quality possible from our products and solutions. We intend to continue our business relationship uninterrupted and we remain available to discuss how we can continue to work together for our mutual satisfaction and benefit.

You are welcome to contact me with any questions. Thank you for working with us to provide our customers with intelligent solutions that address their needs.

Regards,

-----------------------------------------------------------

FAQ

Q.	What does this mean to me, as an Elster supplier?

A.	As the transaction progresses, Elster will operate in a ‘business as usual’ manner. Your Elster contacts will remain the same and there is no change to our working relationship.

Q.	Will there be any operational changes longer term?

A.	We are moving forward with implementing the previously announced operational excellence initiative, which we expect will benefit all our stakeholders, including our suppliers. We have no other initiatives to announce at this time.

We commit to open communication going forward and will keep you apprised as business decisions are made in the future.

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Additional information

This COMMUNICATION is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding ordinary shares (shares) and american depositary shares (adss) of elster described in this communication (the Offer) has not commenced. At the time the Offer is commenced, Melrose and Mintford AG, an indirect wholly-owned subsidiary of Melrose, will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the SEC), and Elster will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer.

The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by Melrose, Mintford AG or Elster with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.

The Schedule 14D-9 Solicitation/Recommendation Statement and related materials, when they are filed with the SEC, may be obtained for free by directing such requests to Elster, Attention: Investor Relations, 208 S. Rogers Lane, Raleigh, NC 27610, +1 919 250 5595. No securities of Melrose have been or will be registered under the U.S. Securities Act of 1933 and no securities of Melrose may be offered or sold in the United States absent registration or an exemption from registration thereunder. There will be no public offering of any securities of Melrose in the United States.

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3.	Form of Letter from the Company to Customers, dated June 29, 2012

Form of Elster Customer Letter

Dated June 29, 2012

Dear [CUSTOMER]:

Earlier today, Elster and Melrose PLC announced that they have reached agreement on acquisition terms, under which Melrose PLC will purchase all outstanding shares of Elster. As a valued Elster customer, I want to assure you that while this transaction proceeds, our company will continue to operate as it ordinarily does.

Your service will continue uninterrupted and your Elster contact person will remain the same. We are always available to discuss your needs and jointly develop solutions that meet your requirements. As always, we are focused on ensuring that you continue to receive the same service level, delivery timing and product quality that you have come to expect from Elster.

You are welcome to contact me with any questions. Thank you for your business with Elster.

Sincerely,

-----------------------------------------------------------

FAQs

Q.	What does this mean to me, as an Elster customer?

A.	As the transaction progresses, Elster will operate in a ‘business as usual’ manner. There are no changes to our working relationship, and your Elster contacts will remain the same.

Q.	Will there be any operational changes longer term?

A.	We are moving forward with implementing the previously announced operational excellence initiative, which we expect will benefit all our stakeholders, including our customers. We have no other initiatives to announce at this time.

We commit to open communication going forward and will keep you apprised as business decisions are made in the future.

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Additional information

This COMMUNICATION is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding ordinary shares (shares) and american depositary shares (adss) of elster described in this communication (the Offer) has not commenced. At the time the Offer is commenced, Melrose and Mintford AG, an indirect wholly-owned subsidiary of Melrose, will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the SEC), and Elster will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer.

The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by Melrose, Mintford AG or Elster with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.

The Schedule 14D-9 Solicitation/Recommendation Statement and related materials, when they are filed with the SEC, may be obtained for free by directing such requests to Elster, Attention: Investor Relations, 208 S. Rogers Lane, Raleigh, NC 27610, +1 919 250 5595. No securities of Melrose have been or will be registered under the U.S. Securities Act of 1933 and no securities of Melrose may be offered or sold in the United States absent registration or an exemption from registration thereunder. There will be no public offering of any securities of Melrose in the United States.

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4.	E-mail from Simon Beresford-Wylie, Chief Executive Officer of the Company, dated June 29, 2012, sent to all employees of the Company.

Dear colleagues,

Today, we issued a press release announcing that Elster’s Administrative Board has unanimously approved a transaction that would have a wholly-owned subsidiary of Melrose PLC offer to acquire all outstanding American Depositary Shares of Elster for $20.50 per ADS in cash.

The closing of the offer is conditional on several factors which you can see in the attached press release (see link), but with Elster’s Board approval and the commitment of Rembrandt, who holds 62% of Elster’s shares, to tender their shares, we should all be planning for a successful completion of the offer. We currently expect the deal will close in the 3rd quarter.

http://www.elster.com/en/press-releases/2012/1710545

Melrose has a proven track record of enhancing the value of the companies it acquires and is committed to supporting Elster’s outstanding employees and management team in executing its plan to capitalize on the growth we see in the sector. Following the closing of the tender offer, Elster expects to continue operating as an independent business with an Administrative Board that reflects the new ownership structure post completion of the tender offer and with Melrose CEO Simon Peckham and current Elster chief legal officer Thomas Preute as managing directors.

As you can see in the press release, following the closing of the tender offer, Rainer Beaujean and I plan to pursue other opportunities outside of the company and Melrose CFO Geoff Martin will serve as CFO of Elster. Simon Peckham will become CEO of Elster.

It is typical for this type of transition to occur in such a transaction. I have been fortunate to lead the exceptional management team and employees of Elster over the past 3 years and am very proud of what we have accomplished together. While Rainer and I will move on, the broader Elster leadership team remains in place and I look forward to seeing Elster continue to grow and prosper in the years ahead under their leadership.

I continue to ask that you refrain from any additional comment on this topic outside of our company. As a publicly traded company, Elster is subject to legal limitations on our communication activities. Therefore, additional information should only be given only by officially designated Elster representatives. You should refer any external inquiries on this topic to John Bluth.

Best regards,

Simon

For reference, our full Corporate Communications Policy can be found at http://thecurrent.elster.com/pgms/communication

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding ordinary shares (Shares) and American Depositary Shares (ADSs) of Elster described in this communication (the Offer) has not commenced. At the time the Offer is commenced, Melrose and Mintford AG, an indirect wholly-owned subsidiary of Melrose, will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the SEC), and Elster will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer.

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The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by Melrose, Mintford AG or Elster with the SEC will be available at no charge on the SEC’s web site at www.sec.gov.

The Schedule 14D-9 Solicitation/Recommendation Statement and related materials, when they are filed with the SEC, may be obtained for free by directing such requests to Elster, Attention: Investor Relations, 208 S. Rogers Lane, Raleigh, NC 27610, +1 919 250 5595. No securities of Melrose have been or will be registered under the U.S. Securities Act of 1933 and no securities of Melrose may be offered or sold in the United States absent registration or an exemption from registration thereunder. There will be no public offering of any securities of Melrose in the United States.

Elster Group SE

Sitz (Registered Office): Frankenstraße 362, 45133 Essen, Deutschland (Germany); Amtsgericht (local court) Essen, HRB 22030

Geschäftsführer (Managing Directors): Simon Beresford-Wylie (CEO), Rainer Beaujean, Dr. Thomas Preute

Vorsitzender des Verwaltungsrates (Chairman of the Administrative Board): Howard Dyer

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